Filed pursuant to Rule 497(a)
File No. 333-237583
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE — 2Q 2021





AUGUST 17, 2021

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT INCOME COMPANY





INTRODUCTION TO EIC
Company and Adviser Overview



The Company:	Eagle Point Income Company Inc.	
IPO Date	▪ July 23, 2019	
Investment Objective	▪ Primary objective is to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-Rated CLO Debt[1] ▪ Up to 35% of assets may be invested in CLO equity securities[2]	
Market Capitalization	▪ $100.7 million[3]	
Distributions	▪ Monthly distribution of $0.12 per share of common stock beginning in July 2021 (distribution rate of 8.7%)[4]	

The Adviser:	Eagle Point Income Management LLC	
History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 38 professionals	
Asset Under Management	▪ Approximately $5.2 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors	

1.   As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2.   As measured at the time of investment.
3.   Based on shares of common stock outstanding as of June 30, 2021 and the market share price of $16.49 as of July 30, 2021.
4.   Based on EIC's closing market price of $16.49 per share on July 30, 2021 and amount and frequency of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5.   As of June 30, 2021 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser.

EIC Highlights



CLO Junior Debt is an Attractive Asset Class	▪ BB-Rated CLO Debt has had a relatively **low historical default rate** of 7 bps per annum[1]
	▪ We believe that BB-Rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds
	▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from increases in interest rates
	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 27 of the past 29 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments
	▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

INTRODUCTION TO EIC
Why Invest in BB-Rated CLO Debt?



Key Attributes

- Potential for lower credit expense

- Potential for higher returns

- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-Rated CLO Debt was 1.5% (or ~ 7 bps per annum)[2]



1.5%
(20 out of 1,347 tranches)

- ■ BB-Rated CLO Debt tranches that did not default
- ■ BB-Rated CLO Debt tranches that defaulted

CLO BB versus BB HY Yield[3]



Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-Rated CLO debt is a floating rate security that pays interest based on the 3-month LIBOR, plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-Rated CLO Debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).
3. Source: J.P. Morgan, as of June 30, 2021.

6



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS



INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Managing Partner
Chairman and
Chief Executive Officer

25
Years in
Financial Services

19
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio
Manager

15
Years in
Financial Services

15
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio
Manager

24
Years in
Financial Services

18
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers

- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers

INVESTMENT PROCESS
Investment Strategy and Process



- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors

- The Adviser believes that Eagle Point's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**

Goal →

Outperform the CLO market over the long-term







The CLO market is the largest source of capital for the institutional senior secured loan market[1]





Demand for Senior Secured Loans[1,4]



1. Source: S&P Capital IQ, as of June 30, 2021.
2. Source: Refinitiv Leveraged Loan Monthly, as of June 30, 2021.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Represents average demand for newly issued leveraged loans from 2016 through June 30, 2021.

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Material of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Borrower Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
■ Cash ■ Receivables ■ Inventory ■ Property ■ Plant ■ Equipment ■ Brands/Logos ■ Intangibles ■ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.
1. BB-Rated CLO Debt is a floating rate security that pays interest based on 3-month LIBOR plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates to future periods.

CLO MARKET OVERVIEW
Positive Loan Market Track Record



From 1992 through 2020, the CSLLI generated positive total returns in 27 of the 29 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Annualized Return: 5.5%[1]

Source: Credit Suisse, as of June 30, 2021. **Past performance is not indicative of, or a guarantee of, future performance.** Please see Important Information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate ▬ Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	24.5%

23.6% Cumulative Repayments (2008–2009)

Average: 32.5%

Source: S&P LCD, as of June 30, 2021.

CLO MARKET OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-Rated CLO Debt



Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)

- Match funded (i.e., limited refinancing risk on CLO debt)[1]

- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.



EIC SUPPLEMENTAL INFORMATION



EIC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q2 2021 (Unaudited)	Q1 2021 (Unaudited)	Q4 2020	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	9.56%	9.53%	9.03%	8.84%	8.94%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	$0.28	$0.27	$0.28	$0.28	$0.33
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.00	0.05	0.01	(0.00)	0.06
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.28	$0.32	$0.29	$0.28	$0.38
Non-Recurring Losses and Expenses[4]	$0.00	$0.00	$0.00	$0.00	($0.04)
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.28	$0.32	$0.29	$0.28	$0.34
Common Share Distributions Paid[5]	$0.255	$0.24	$0.24	$0.24	$0.24
Special Distribution Paid[6]	$0.00	$0.00	$0.19	$0.19	$0.00
Common Share Market Price (period end)	$16.18	$15.24	$14.41	$13.13	$12.95
Net Asset Value (period end)	$17.38	$16.90	$16.89	$14.84	$14.14
$ Premium / (Discount)	($1.20)	($1.66)	($2.48)	($1.71)	($1.19)
% Premium / (Discount)	(6.9%)	(9.8%)	(14.7%)	(11.5%)	(8.4%)
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$101.4	$99.7	$94.4	$81.7	$74.5
CLO Equity	31.7	21.2	22.0	19.1	17.6
Cash	0.0	0.0	0.0	0.0	0.1
Receivables and Other Assets	2.2	2.2	2.3	2.3	2.3
Liabilities					
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(28.4)	(19.1)	(14.8)	(11.9)	(7.5)
Payables and Other Liabilities	(0.8)	(0.8)	(0.8)	(0.6)	(0.8)
Net Assets	$106.1	$103.2	$103.1	$90.6	$86.3
Weighted Average of Common Shares for the period	6,106,724	6,106,458	6,106,458	6,106,458	6,073,268
Common Shares Outstanding at end of period	6,107,214	6,106,458	6,106,458	6,106,458	6,106,458

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2021 Semiannual Report and 2020 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 21 for important information related to weighted average effective yield.
4. Q2 2020 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registration and "at-the-market" offering program.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
6. Relates to the distribution of excess taxable income over the distributions paid to common shareholders during the 2019 tax year.

EIC SUPPLEMENTAL INFORMATION[1]
Portfolio Detail – Q2 2021



CLO Holdings	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
AGL I Class E Notes	$3,000,000	100.11	3,003,300	L+7.10%
Ares XLV Class E Notes	800,000	98.27	786,160	L+6.10%
Barings 2018-IV Class E Notes	785,000	98.12	770,242	L+5.82%
Black Diamond 2016-1 Class D-R Notes	1,050,000	86.39	907,095	L+5.60%
Black Diamond 2017-1 Class D Notes	3,600,000	95.79	3,448,440	L+6.60%
Brigade Battalion XII Class E Notes	4,633,000	98.49	4,563,042	L+6.09%
Carlyle GMS 2017-1 Class D Notes	2,000,000	93.94	1,878,800	L+6.00%
Carlyle GMS 2018-1 Class D Notes	665,000	95.86	637,469	L+5.75%
Carlyle GMS 2018-2 Class D Notes	5,500,000	95.07	5,228,850	L+5.25%
Carlyle GMS 2019-1 Class D Notes	3,125,000	100.05	3,126,563	L+6.70%
CIFC Funding 2015-I Class E-RR Notes	2,600,000	98.24	2,554,240	L+6.00%
CIFC Funding 2018-II Class D Notes	1,025,000	98.65	1,011,163	L+5.85%
CIFC Funding 2019-V Class D Notes	5,500,000	99.97	5,498,350	L+6.84%
CIFC Funding 2019-VI Class E Notes	3,050,000	100.52	3,065,860	L+7.40%
CSAM Madison Park XXVII Class D Notes	3,050,000	96.11	2,931,355	L+5.00%
CSAM Madison Park XLII Class E Notes	1,500,000	98.55	1,478,250	L+6.05%
DFG Vibrant VI Class E Notes	4,100,000	92.87	3,807,670	L+5.75%
DFG Vibrant VIII Class D Notes	1,750,000	90.95	1,591,625	L+5.75%
First Eagle BSL 2019-1 Class D Notes	5,000,000	99.64	4,982,000	L+7.70%
GSO Cook Park Class E Notes	1,000,000	96.19	961,900	L+5.40%
GSO Reese Park Class E Notes	2,000,000	100.00	2,000,000	L+5.97%
King Street Rockford Tower 2018-2 Class E Notes	4,275,000	96.73	4,135,208	L+6.00%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	99.22	2,976,600	L+6.05%
King Street Rockford Tower 2020-1 Class E Notes	1,600,000	100.29	1,604,640	L+6.90%
LCM XVIII Class E-R Notes	600,000	93.15	558,900	L+5.95%
Marathon XIII Class D Notes	3,500,000	93.55	3,274,250	L+6.98%
Marathon IX Class D Notes	4,050,000	89.09	3,608,145	L+6.05%
MidOcean X Class E Notes	5,000,000	99.65	4,982,500	L+7.44%
MJX Venture 36 Class E Notes	4,000,000	95.50	3,820,000	L+6.92%
Octagon 37 Class D Notes	1,200,000	96.16	1,153,920	L+5.40%
Octagon 38 Class D Notes	3,300,000	96.64	3,189,120	L+5.70%
Octagon 39 Class E Notes	1,550,000	98.55	1,527,525	L+5.75%
Octagon 41 Class E Notes	5,012,500	100.05	5,015,006	L+6.90%
OZLM XXI Class D Notes	4,150,000	92.26	3,828,790	L+5.54%
Palmer Square 2018-1 Class D Notes	1,120,000	96.68	1,082,816	L+5.15%
Prudential Dryden 37 Class ER Notes	500,000	94.58	472,900	L+5.15%
TICP IX Class E Notes	2,500,000	98.86	2,471,500	L+5.60%
York 2 Class E-R Notes	1,605,000	97.06	1,557,813	L+5.65%
Total BB-Rated CLO Debt	102,695,500	96.88	99,492,007	
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	$2,000,000	95.00	1,900,000	L+7.70%
CLO Equity				
Ares XLIV Subordinated Notes	$8,000,000	47.25	3,750,515	15.24%
Ares LVIII Subordinated Notes	$4,000,000	89.00	3,547,234	15.67%
CIFC Funding 2019-VI Subordinated Notes	$6,000,000	89.00	5,186,593	16.88%
CSAM Madison Park XXXVII Subordinated Notes	4,000,000	94.00	3,633,542	23.21%
Marathon XIII Subordinated Notes	5,300,000	56.00	2,929,538	4.35%
MJX Venture 37 Subordinated Notes	5,200,000	66.00	3,350,679	9.73%
Octagon 37 Subordinated Notes	6,000,000	76.00	4,470,939	16.99%
Octagon 43 Income Notes	5,750,000	86.00	4,829,442	14.07%
Total CLO Equity	$44,250,000	73.10	31,698,482	
Total CLO Holdings	148,945,500		133,090,489	



CLO Holdings (as of July 31, 2021)	Cash Received During Q3 2021	Cash Received During Q2 2021	OC Test Cushion Senior to the Security[2]
BB-Rated CLO Debt			
AGL I Class E Notes	$55	$55	6.81%
Ares XLV Class E Notes	13	13	4.04%
Barings 2018-IV Class E Notes	12	11	5.07%
Black Diamond 2016-1 Class D-R Notes	15	15	4.07%
Black Diamond 2017-1 Class D Notes	62	62	5.79%
Brigade Battalion XII Class E Notes[3]	N/A	56	5.88%
Carlyle GMS 2017-1 Class D Notes	31	31	3.50%
Carlyle GMS 2018-1 Class D Notes	10	10	4.07%
Carlyle GMS 2018-2 Class D Notes	76	76	4.42%
Carlyle GMS 2019-1 Class D Notes	54	54	5.30%
CIFC Funding 2015-I Class E-RR Notes	41	40	4.76%
CIFC Funding 2018-II Class D Notes	16	16	5.07%
CIFC Funding 2019-V Class D Notes	98	97	6.56%
CIFC Funding 2019-VI Class E Notes	58	56	6.28%
CSAM Madison Park XXVII Class D Notes	40	40	5.01%
CSAM Madison Park XLII Class E Notes	24	23	4.85%
DFG Vibrant VI Class E Notes[3]	N/A	62	2.67%
DFG Vibrant VIII Class D Notes	26	26	3.00%
First Eagle BSL 2019-1 Class D Notes	100	99	6.56%
GSO Cook Park Class E Notes	14	14	4.83%
GSO Reese Park Class E Notes	31	47	6.54%
King Street Rockford Tower 2018-2 Class E Notes	67	67	5.49%
King Street Rockford Tower 2019-2 Class E Notes[3]	N/A	45	6.75%
King Street Rockford Tower 2020-1 Class E Notes[4]	66	N/A	6.26%
LCM XVIII Class E-R Notes	9	9	2.75%
Marathon IX Class D Notes	64	64	1.78%
Marathon XIII Class D Notes	63	63	2.96%
MidOcean X Class E Notes	96	94	6.32%
MJX Venture 36 Class E Notes	72	71	4.44%
Octagon 37 Class D Notes	17	17	4.32%
Octagon 38 Class D Notes	49	49	3.07%
Octagon 39 Class E Notes	23	23	5.14%
Octagon 41 Class E Notes	90	89	3.16%
OZLM XXI Class D Notes	60	60	3.99%
Palmer Square 2018-1 Class D Notes	15	15	5.66%
Prudential Dryden 37 Class ER Notes	7	7	4.29%
TICP IX Class E Notes	37	36	5.39%
York 2 Class E-R Notes	24	24	5.42%
Total BB-Rated CLO Debt	$1,534	$1,636	4.88%
B-Rated CLO Debt			
CIFC Funding 2018-IV Class E Notes	$40	40	4.43%
CLO Equity			
Ares XLIV Subordinated Notes[5]	$224	N/A	5.20%
Ares LVIII Subordinated Notes[5]	$524	N/A	5.50%
CIFC Funding 2019-VI Subordinated Notes	$247	$290	5.26%
CSAM Madison Park XXXVII Subordinated Notes	256	180	4.25%
Marathon XIII Subordinated Notes	199	203	1.72%
MJX Venture 37 Subordinated Notes	179	209	3.15%
Octagon 37 Subordinated Notes	285	110	2.36%
Octagon 43 Income Notes	248	261	4.96%
Total CLO Equity	$2,162	$1,254	4.07%
Total	$3,737	$2,929	4.64%

1. The portfolio level data contained herein is unaudited and derived from the Company's internal records, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts are in thousands. Cash payments reflected are through July 31, 2021.
2. As of July 31, 2021. For BB-rated securities the OC Test reflects the BBB OC Cushion and for all other securities the BB OC Cushion.
3. The Q3 2021 payment date for the security is after July 31, 2021.
4. The security reached its first payment date during Q3 2021.
5. The security was purchased after the Q2 2021 payment date.
No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.



Summary Statistics[1]

WA Effective Yield on the Portfolio	9.56%
WA Effective Yield on CLO Debt	8.09%
WA Coupon on CLO Debt	L + 6.31%
WA Mark on CLO Debt	96.84%
WA Effective Yield on CLO Equity	14.14%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,327
Largest Exposure to an Individual Obligor	0.91%
Average Individual Loan Obligor Exposure	0.08%
Top 10 Obligors Loan Exposure	6.26%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	98.21%
WA Junior OC Cushion Senior to the Security[5]	4.69%
WA Market Value of Loan Collateral	98.50%
WA Stated Loan Spread	3.51%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.9 years
WA Remaining CLO Reinvestment Period	2.4 years

Asset Type Summary[2]



BB-Rated CLO Debt:
$99.5mm (74.8%)

B-Rated CLO Debt:
$1.9mm (1.4%)

CLO Equity:
$31.7mm (23.8%)

Cash and Borrowing Capacity: $1.6 million[2]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded and therefore totals may not foot. Please see Important Information on page 1.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of June 30, 2021. The effective yield on the Company's portfolio of investments is estimated based upon the estimated fair market value of the underlying CLO holdings, current projections of the amounts and timing of each investment's recurring distributions (which for CLO debt securities reflects the scheduled coupon payments and for CLO equity securities reflects various assumptions), and the estimated amounts and timing of principal payments (which may differ from the scheduled maturity date of an investment). The weighted average effective yield is calculated based on the amortized current cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of June 30, 2021. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of June 30, 2021. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of June 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2021 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on June 30, 2021.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

21

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of June 30, 2021, EIC has exposure to 1,327 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Cablevision	0.9%	Technology	9.5%
Asurion	0.8%	Health Care	9.3%
Numericable	0.7%	Publishing	7.4%
TransDigm	0.6%	Financial Intermediaries	6.3%
American Airlines Inc	0.6%	Telecommunications	5.1%
CenturyLink	0.6%	Diversified/Conglomerate Service	4.6%
United Airlines	0.5%	Lodging & Casinos	4.1%
Virgin Media Investment Holdings	0.5%	Commercial Services & Supplies	3.7%
Univision Communications	0.5%	Building & Development	3.5%
Citadel Securities	0.5%	Diversified Insurance	3.3%
Total	**6.3%**	**Total**	**56.8%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of June 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2021 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 6.2%.



Only 4.5% of EIC's underlying loan portfolio is scheduled to mature prior to 2024

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

- 2021: 0.1%
- 2022: 0.6%
- 2023: 3.8%
- 2024: 14.2%
- 2025: 23.9%
- 2026: 22.3%
- 2027: 16.9%
- 2028+: 18.2%

Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and related investments held by the Company as of June 30, 2021 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2021 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2021 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2021 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





Average Leverage Multiples of <u>Outstanding Loans</u> (Debt/EBITDA)[1]

■ Leverage



Year	
2002	5.0x
2003	4.8x
2004	4.8x
2005	5.0x
2006	4.7x
2007	4.7x
2008	5.0x
2009	4.8x
2010	4.9x
2011	4.9x
2012	5.3x
2013	5.4x
2014	5.5x
2015	5.1x
2016	5.0x
2017	5.3x
2018	4.8x
2019	5.3x
2020	5.9x
1Q21	5.4x

Average Interest Coverage Multiples of <u>Outstanding Loans</u> (EBITDA/Interest)[1]

■ Interest Coverage



Year	
2002	3.0x
2003	3.3x
2004	3.5x
2005	3.4x
2006	3.2x
2007	3.2x
2008	3.1x
2009	3.5x
2010	4.0x
2011	4.1x
2012	3.8x
2013	4.1x
2014	4.5x
2015	4.8x
2016	4.5x
2017	4.8x
2018	5.1x
2019	4.6x
2020	4.8x
1Q21	5.0x

Average Leverage Multiples of <u>Newly Issued Loans</u> (Debt/EBITDA)[2]

■ FLD/EBITDA ■ SLD/EBITDA ■ Other Sr Debt/EBITDA ■ Sub Debt/EBITDA



Year	
2002	4.0x
2003	4.1x
2004	4.3x
2005	4.3x
2006	4.4x
2007	4.9x
2008	3.7x
2009	4.1x
2010	3.9x
2011	4.4x
2012	4.6x
2013	4.7x
2014	4.9x
2015	4.7x
2016	5.0x
2017	5.0x
2018	5.2x
2019	5.2x
2020	5.2x
1Q21	5.2x

Average Interest Coverage Multiples of <u>Newly Issued Loans</u> (EBITDA/Interest)[2]

■ EBITDA-Capex/Cash Interest ■ EBITDA/Cash Interest



Year	
2002	3.9x
2003	3.9x
2004	4.0x
2005	3.5x
2006	3.0x
2007	2.9x
2008	3.8x
2009	3.9x
2010	4.1x
2011	3.9x
2012	3.8x
2013	4.1x
2014	4.1x
2015	4.2x
2016	3.8x
2017	4.0x
2018	3.6x
2019	3.4x
2020	4.0x
1Q21	4.0x



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of March 31, 2021, this included approximately $158 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.
1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of March 31, 2020, this included approximately $158 billion of outstanding loans.



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
YTD 2021	$32.9	$43.2	$76.1

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $100 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of June 30, 2021.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510